UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information to be included in Statements filed Pursuant
           to Rules 13d-1(b)(c), and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Rural Cellular Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    781904107
               -----------------------------------------------------
                                 (CUSIP Number)

                                 See Attachment
               -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)


* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                     13G       Page   2   of   19   Pages
          ------------------                               -----    ------



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The  Trustees of the TDS Voting Trust under  Agreement  dated June 30,
          1989

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
            BENEFICIALLY
              OWNED BY                  6       SHARED  VOTING  POWER -  671,799
                EACH                            shares  of Class A Common  Stock
             REPORTING                          (which  have one vote per share)
               PERSON                           and  137,398  shares  of Class B
                WITH                            Common  Stock  (which  have  ten
                                                votes   per   share).1

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 8.8% of the Class A Common Stock and 10.9% of the Class B Common Stock of the Issuer, representing approximately 9.1% of the Issuer's outstanding classes of Common Stock and 10.1% of the Issuer's voting power.2 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------

          1 Includes 85,000 shares of Class A Common Stock and 4,801 shares of Class B Common Stock held by Hancock Cellular Telephone Company for which beneficial ownership is disclaimed.

          2 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                13G           Page   3   of   19   Pages
         ---------------------                            -----    ------




 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Telephone and Data Systems, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER

             NUMBER OF                          Not Applicable
              SHARES
           BENEFICIALLY                 6       SHARED  VOTING  POWER -  671,799
             OWNED BY                           shares  of Class A Common  Stock
               EACH                             (which  have one vote per share)
             REPORTING                          and  137,398  shares  of Class B
              PERSON                            Common  Stock  (which  have  ten
               WITH                             votes   per   share).1

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 8.8% of the Class A Common Stock and 10.9% of the Class B Common Stock of the Issuer, representing approximately 9.1% of the Issuer's outstanding classes of Common Stock and 10.1% of the Issuer's voting power.2 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------

          1 Includes 85,000 shares of Class A Common Stock and 4,801 shares of Class B Common Stock held by Hancock Cellular Telephone Company for which beneficial ownership is disclaimed.

          2 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                   13G         Page   4   of   19   Pages
         ---------------------                             -----    ------



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          United States Cellular Corporation

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
            BENEFICIALLY
              OWNED BY                  6       SHARED  VOTING  POWER -  424,705
                EACH                            shares  of Class A Common  Stock
             REPORTING                          (which  have one vote per share)
               PERSON                           and  35,978  shares  of  Class B
                WITH                            Common  Stock  (which  have  ten
                                                votes per share).1

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 5.6% of the Class A Common Stock and 2.9% of the Class B Common Stock of the Issuer, representing approximately 5.2% of the Issuer's outstanding classes of Common Stock and 3.9% of the Issuer's voting power.2 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------

          1 Includes 85,000 shares of Class A Common Stock and 4,801 shares of Class B Common Stock held by Hancock Cellular Telephone Company for which beneficial ownership is disclaimed.

          2 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                   13G         Page   5   of   19   Pages
         ---------------------                             -----    ------



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          United States Cellular Investment Company

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
            BENEFICIALLY
             OWNED BY
                EACH                    6       SHARED  VOTING  POWER -  424,705
             REPORTING                          shares  of Class A Common  Stock
              PERSON                            (which  have one vote per share)
               WITH                             and  35,978  shares  of  Class B
                                                Common  Stock  (which  have  ten
                                                votes   per   share).1

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 5.6% of the Class A Common Stock and 2.9% of the Class B Common Stock of the Issuer, representing approximately 5.2% of the Issuer's outstanding classes of Common Stock and 3.9% of the Issuer's voting power.2 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------------------

          1 Includes 85,000 shares of Class A Common Stock and 4,801 shares of Class B Common Stock held by Hancock Cellular Telephone Company for which beneficial ownership is disclaimed.

          2 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                  13G          Page   6   of   19   Pages
         ---------------------                             -----    ------



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TDS Telecommunications Corporation

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
             BENEFICIALLY
               OWNED BY                 6       SHARED  VOTING  POWER -  247,094
                 EACH                           shares  of Class A Common  Stock
               REPORTING                        (which  have one vote per share)
                PERSON                          and  101,420  shares  of Class B
                 WITH                           Common  Stock  (which  have  ten
                                                votes   per   share).

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 3.2% of the Class A Common Stock and 8.0% of the Class B Common Stock of the Issuer, representing approximately 3.9% of the Issuer's outstanding classes of Common Stock and 6.2% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------

          1 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                   13G         Page   7   of   19   Pages
         ---------------------                             -----    ------



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arvig Telcom, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
             BENEFICIALLY
               OWNED BY                 6       SHARED  VOTING  POWER -  172,348
                EACH                            shares  of Class A Common  Stock
              REPORTING                         (which  have one vote per share)
               PERSON                           and  70,243  shares  of  Class B
                WITH                            Common  Stock  (which  have  ten
                                                votes per share).

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.3% of the Class A Common Stock and 5.6% of the Class B Common Stock of the Issuer, representing approximately 2.7% of the Issuer's outstanding classes of Common Stock and 4.3% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




----------------------

          1 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                  13G          Page   8   of   19   Pages
         ---------------------                             -----    ------








 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arvig Cellular, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
            BENEFICIALLY
             OWNED BY                   6       SHARED  VOTING  POWER -  172,348
               EACH                             shares  of Class A Common  Stock
             REPORTING                          (which  have one vote per share)
              PERSON                            and  70,243  shares  of  Class B
               WITH                             Common  Stock  (which  have  ten
                                                votes   per   share).

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 2.3% of the Class A Common Stock and 5.6% of the Class B Common Stock of the Issuer, representing approximately 2.7% of the Issuer's outstanding classes of Common Stock and 4.3% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------

          1 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                   13G        Page   9   of   19   Pages
         ---------------------                            -----    ------








 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Minnesota Invco of RSA #5, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER

               NUMBER OF                        Not Applicable
                SHARES
              BENEFICIALLY
               OWNED BY                 6       SHARED  VOTING  POWER -  339,705
                 EACH                           shares  of Class A Common  Stock
               REPORTING                        (which  have one vote per share)
                PERSON                          and  31,177  shares  of  Class B
                 WITH                           Common  Stock  (which  have  ten
                                                votes per share).

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 4.4% of the Class A Common Stock and 2.5% of the Class B Common Stock of the Issuer, representing approximately 4.2% of the Issuer's outstanding classes of Common Stock and 3.2% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------

          1 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Issuer:  Rural Cellular Corporation

CUSIP No.     781904107                 13G         Page   10   of   19   Pages
         ---------------------                           ------    ------





 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mid-State Telephone Company

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                    (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
            BENEFICIALLY
              OWNED BY                  6       SHARED  VOTING  POWER  -  74,746
                EACH                            shares  of Class A Common  Stock
              REPORTING                         (which  have one vote per share)
               PERSON                           and  31,177  shares  of  Class B
                WITH                            Common  Stock  (which  have  ten
                                                votes per share).

                                        7       SOLE DISPOSITIVE POWER

                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 9.8% of the Class A Common Stock and 2.5% of the Class B Common Stock of the Issuer, representing approximately 1.2% of the Issuer's outstanding classes of Common Stock and 1.9% of the Issuer's voting power.1 Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

12        TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------

          1 Based on 7,636,754 shares of Class A Common Stock and 1,260,668 shares of Class B Common Stock issued and outstanding on July 30, 1998 as reported by Rural Cellular Corporation on its Form 10-Q filed with the Securities and Exchange Commission on August 11, 1998.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 11 of 19



Item 1.           (a)      Name of Issuer:
                           --------------

                           Rural Cellular Corporation

                  (b)      Address of Issuers's Principal Executive Offices:
                           ------------------------------------------------

                           P. O. Box 2000
                           3905 Dakota Street SW
                           Alexandria, Minnesota  56308

Item 2.           (a)      Name of Person Filing:
                           ---------------------

                           The Trustees of the Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust")1, Telephone and Data Systems, Inc. ("TDS"), United States Cellular Corporation ("USCC"), United States Cellular Investment Company ("USCIC"), TDS Telecommunications Corporation ("TDS Telecom"), Minnesota Invco of RSA #5, Inc. ("Minnesota 5"), Mid-State Telephone Company ("Mid-State"), Arvig Telcom, Inc. ("Arvig Telcom"), and Arvig Cellular, Inc. ("Arvig Cellular"), are filing this Schedule 13G concerning their direct and indirect beneficial ownership of the Class A Common Stock and Class B Common Stock of the Issuer.


                  (b)      Address  of  Principal  Business  Office or, if None,
                           -----------------------------------------------------
                           Residence:
                           ---------

                           c/o Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Citizenship:
                           -----------

                           See cover page, Item 4.

                  (d)      Title of Class of Securities:
                           ----------------------------

                           Class A Common Stock, $0.01 par value2

                  (e)      CUSIP Number:
                           ------------

                           781904107

Item 3.         (a) - (j)  If  this   statement   is  filed   pursuant  to  Rule
                           13(d-1(c), check this box. |X|


Item 4.           Ownership
                  ---------

                  (a)      Amount Beneficially Owned as of July 30, 1998:
                           ---------------------------------------------

                  The Voting Trust.
                  ----------------

                  The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended, are LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G.C. Carlson, Donald C. Nebergall,
                  Melanie J. Heald. The Voting Trust is the direct beneficial owner of TDS Series A Common Shares.

          --------------------------------------

          1 The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended (hereby incorporated by reference to Exhibit 9.1 in the Annual Report on Form 10-K for the year ended December 31, 1995 of Telephone and Data Systems, Inc.): LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G.C. Carlson, Donald C. Nebergall, Melanie J. Heald.

          2 In addition, this filing reports ownership of the Class B Common Stock, par value $0.01 per share, of the Issuer, which is convertible at the option of the holder into Class A Common Stock on a share-for-share basis.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 12 of 19


                  TDS.
                  ---

                  The Voting Trust holds and the trustees vote 6,334,473 Series A Common Shares of TDS, representing approximately 51% of the outstanding voting power of all shares of capital stock of TDS Series A Common Shares and TDS Common Shares. By reason of such ownership, The Voting Trust controls the election of a majority of the directors of TDS and a majority of the voting power on all other matters subject to a vote of the shareholders of TDS. TDS shares voting power with respect to 671,799 shares of Class A Common Stock and 137,398 shares of Class B Common Stock, which includes the 85,000 shares Class A Common Stock and 4,801 shares of Class B Common Stock held by Hancock Cellular Telephone Company ("Hancock") for which beneficial ownership is disclaimed.

                  USCC.
                  ----

                  TDS is the direct beneficial owner of an aggregate of 70,789,824 Common Shares of USCC, which represents approximately 95.69% of the voting power of USCC. This includes 37,783,947 Common Shares with one vote per share and 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares of USCC. Therefore, The Voting Trust and TDS control the election of a majority of the directors of TDS and a majority of the voting power on all other matters subject to a vote of the shareholders of USCC. USCC shares voting and investment power with respect to 424,705 shares of Class A Common Stock and 35,978 shares of Class B Common Stock, which includes the 85,000 shares Class A Common Stock and 4,801 shares of Class B Common Stock held by Hancock Cellular for which beneficial ownership is disclaimed.

                  USCIC.
                  -----

                  USCC is the direct beneficial owner of 100% of the issued and outstanding capital stock of USCIC. Therefore, The Voting Trust, TDS and USCC control USCIC. USCIC shares voting and investment power with respect to 424,705 shares of Class A Common Stock and 35,978 shares of Class B Common Stock, which includes the 85,000 shares Class A Common Stock and 4,801 shares of Class B Common Stock held by Hancock Cellular for which beneficial ownership is disclaimed.

                  Minnesota 5.
                  -----------

                  USCIC is the direct beneficial owner of 100% of the issued and outstanding capital stock of Minnesota 5. Therefore, The Voting Trust, TDS, USCC and USCIC control Minnesota 5. Minnesota 5 shares voting and investment power with respect to 339,705 shares of Class A Common Stock and 31,177 shares of Class B Common Stock.

                  Hancock.
                  -------

                  USCIC also owns 30% of the issued and outstanding capital stock of Hancock. Hancock owns 85,000 shares of Class A Common Stock and 4,801 shares of Class B Common Stock of the Issuer. In addition, H. Donald Nelson, President of USCC, and Kenneth
                  R. Meyers, Senior Vice President- Finance (CFO) and Treasurer of USCC, are two of the five members of the Board of Directors of Hancock. Beneficial ownership of the shares held by Hancock is disclaimed by The Voting Trust, TDS, USCC and USCIC, since USCIC owns only 30% of the issued and outstanding capital stock of Hancock and since only two of the five directors of Hancock are representatives of USCIC.

                  TDS Telecom.
                  -----------

                  TDS is the direct beneficial owner of 100% of the issued and outstanding capital stock of TDS Telecom. Therefore, The Voting Trust and TDS control TDS Telecom. TDS Telecom shares voting and investment power with respect to 247,094 shares of Class A Common Stock and 101,420 shares of Class B Common Stock.


                  Arvig Telcom.
                  ------------

                  TDS Telecom is the direct beneficial owner of 100% of the issued and outstanding capital stock of Arvig Telcom. Therefore, The Voting Trust, TDS and TDS Telecom control Arvig Telcom. Arvig Telcom shares voting and investment power with respect to 172,348 shares of Class A Common Stock and 70,243 shares of Class B Common Stock.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 13 of 19


                  Arvig Cellular.
                  --------------

                  Arvig Telcom is the direct beneficial owner of 100% of the issued and outstanding capital stock of Arvig Cellular. Therefore, The Voting Trust, TDS, TDS Telecom and Arvig Telcom control Arvig Cellular. Arvig Cellular shares voting and investment power with respect to 172,348 shares of Class A Common Stock and 70,243 shares of Class B Common Stock.

                  (b)      Percent of Class:
                           ----------------

                                      Class A             Class B
       TDS Subsidiary              Common Stock        Common Stock*     Total
       --------------              ------------        ------------      -----
Arvig Cellular, Inc.                 2.2568%              5.5719%        2.7602%

Mid-State Telephone Company          0.9788%              2.4731%        1.1905%

Minnesota Invco of RSA #5, Inc.      4.4482%              2.4731%        4.1684%

Hancock Cellular Telephone           1.1130%              0.3808%        1.0929%
Company**                            -------              -------        -------

       Total (including Hancock):    8.7969%             10.8988%        9.0947%
                                     =======             ========        =======
       Total (excluding Hancock):    7.6839%             10.5179%        8.0854%
                                     =======             ========        =======

 * Class B Common Stock is convertible on a share-for-share basis to Class A Common Stock.

** The reporting persons disclaim beneficial ownership of the shares held by Hancock.


                  (c)      Number of shares as to which such person has:
                           --------------------------------------------

                           (i)      Sole power to vote or to direct the vote:

                                    Not Applicable


                           (ii)     Shared power to vote or to direct the vote:

                                                 Class A      Class B
              TDS Subsidiary                   Common Stock Common Stock*  Total
              --------------                   ------------ ------------   -----
Arvig Cellular, Inc.                               172,348     70,243    242,591

Mid-State Telephone Company                         74,746     31,177    105,923

Minnesota Invco of RSA #5, Inc.                    339,705     31,177    370,882

Hancock Cellular Telephone                          85,000      4,801     89,801
Company**                                          -------    -------    -------

                Total (including Hancock):         671,799    137,398    809,197
                                                   =======    =======    =======
                Total (excluding Hancock):         586,799    132,597    719,396
                                                   =======    =======    =======

 * Class B Common Stock is convertible on a share-for-share basis to Class A Common Stock.

** The reporting persons disclaim beneficial ownership of the shares held by Hancock.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 14 of 19



                           (iii) Sole power to dispose or to direct the disposition of:

                                   Not Applicable




                           (iv) Shared power to dispose or to direct the disposition of:



                                                 Class A      Class B
              TDS Subsidiary                   Common Stock Common Stock*  Total
              --------------                   ------------ ------------   -----
Arvig Cellular, Inc.                               172,348     70,243    242,591

Mid-State Telephone Company                         74,746     31,177    105,923

Minnesota Invco of RSA #5, Inc.                    339,705     31,177    370,882

Hancock Cellular Telephone                          85,000      4,801     89,801
Company**                                          -------    -------    -------


                Total (including Hancock):         671,799    137,398    809,197
                                                   =======    =======    =======
                Total (excluding Hancock):         586,799    132,597    719,396
                                                   =======    =======    =======

* Class B Common Stock is convertible on a share-for-share basis to Class A Common Stock.

** The reporting persons disclaim beneficial ownership of the shares held by Hancock.



Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not Applicable

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  --------------------------------------------------------------
                  Person.
                  ------

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                  --------------------------------------------------------------

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
                  ----------------------------------------------------------

                  (i)      Identification:

                           The  Trustees  of  the  Voting   Trust   pursuant  to
Agreement  dated June 30, 1989, as amended

                           Telephone and Data Systems, Inc.
                           United  States  Cellular Corporation
                           United States Cellular Investment Company
                           TDS Telecommunications Corporation
                           Arvig Telcom, Inc.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 15 of 19


                           Arvig Cellular, Inc.
                           Mid-State Telephone Company
                           Minnesota Invco of RSA #5, Inc.

                  (ii)     Classification:

                           None  of  the  members  of  the  group  is  a  person
                           identified   under  Item  3  of  Schedule  13G.  This
                           statement is being filed pursuant to Rule 13d-1(c).

Item 9.           Notice of Dissolution of Group.
                  -------------------------------

                  Not Applicable




Item 10.                   Certification.
                           --------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 16 of 19


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 27,  1998     TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT DATED
                              JUNE 30, 1989



                                        /s/ Walter C.D. Carlson*
                                      ------------------------------------------
                                      Walter C.D. Carlson


                                        /s/ Letitia G.C. Carlson*
                                      ------------------------------------------
                                      Letitia G.C. Carlson


                                        /s/ Donald C. Nebergall*
                                      ------------------------------------------
                                      Donald C. Nebergall


                                        /s/ Melanie J. Heald*
                                      ------------------------------------------
                                      Melanie J. Heald


                                      *By:   /s/ LeRoy T. Carlson, Jr.
                                             -----------------------------------
                                             LeRoy T. Carlson, Jr.
                                             Trustee and as Attorney-in-Fact for
                                             above Trustees*


                                      *Pursuant to Joint Filing Agreement and
                                      Power of Attorney which has been
                                      separately filed with the Securities and Exchange Commission and is incorporated by reference herein.




                                 TELEPHONE AND DATA SYSTEMS, INC.


                                      By:    /s/ LeRoy T. Carlson, Jr.
                                             -----------------------------------
                                             LeRoy T. Carlson, Jr.
                                             President














                      Signature Page 1 of 2 to Schedule 13G
   relating to the indirect beneficial ownership of Rural Cellular Corporation by Telephone and Data Systems, Inc.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 17 of 19


                                      UNITED STATES CELLULAR CORPORATION


                                      By:  /s/ LeRoy T. Carlson, Jr.
                                           -------------------------------------
                                           LeRoy T. Carlson, Jr.
                                           Chairman


                                      UNITED STATES CELLULAR INVESTMENT COMPANY


                                      By: /s/ LeRoy T. Carlson, Jr.
                                          --------------------------------------
                                          LeRoy T. Carlson, Jr.
                                          Chairman


                                      TDS TELECOMMUNICATIONS CORPORATION


                                      By: /s/ LeRoy T. Carlson, Jr.
                                          --------------------------------------
                                          LeRoy T. Carlson, Jr.
                                          Chairman


                                      ARVIG TELCOM, INC.


                                      By: /s/ LeRoy T. Carlson, Jr.
                                          --------------------------------------
                                          LeRoy T. Carlson, Jr.
                                          Authorized Representative


                                      ARVIG CELLULAR, INC.


                                      By: /s/ LeRoy T. Carlson, Jr.
                                          --------------------------------------
                                          LeRoy T. Carlson, Jr.
                                          Authorized Representative


                                      MID-STATE TELEPHONE COMPANY



                                      By: /s/ LeRoy T. Carlson, Jr.
                                          --------------------------------------
                                          LeRoy T. Carlson, Jr.
                                          Authorized Representative


                                      MINNESOTA INVCO OF RSA #5, INC.



                                      By: /s/ LeRoy T. Carlson, Jr.
                                          --------------------------------------
                                          LeRoy T. Carlson, Jr.
                                          Authorized Representative





                      Signature Page 2 of 2 to Schedule 13G
   relating to the indirect beneficial ownership of Rural Cellular Corporation by Telephone and Data Systems, Inc.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 18 of 19


            Attachment to Schedule 13G for Rural Cellular Corporation


                  TDS entered into the Cellular Five Partnership Agreement dated as of December 8, 1988, pursuant to which TDS held a 4.35% partnership interest. On May 5, 1989, a full market settlement was announced for the Minnesota RSA No. 5 FCC cellular wireline authorization.

                  Hancock Telephone Company ("Hancock Telephone"), which was a party to the Cellular Five Partnership Agreement, and USCC agreed to and subsequently formed a joint venture corporation, Hancock Cellular Telephone Company, Inc. ("Hancock Cellular"), in which USCC owns a 30% interest and Hancock Telephone owns a 70% interest. On March 28, 1990, Hancock Telephone transferred its 4.35% partnership interest in the Cellular Five Partnership to Hancock Cellular.

                  On August 6, 1990, TDS Acquisition Co., a wholly owned subsidiary of TDS, was merged with and into KMP Telephone Company. KMP Telephone Company held a 4.35% partnership interest in the Cellular Five Partnership.

                  On April 1, 1991, Cellular Five Partnership merged with and into Rural Cellular Corporation ("Rural Cellular") pursuant to an Agreement and Plan of Merger dated as of December 10, 1990, which also involved the licensees of Minnesota RSA Nos. 1, 2, 3 and 6. As a result, such licensees dissolved and Rural Cellular survived as a holder of the licenses for Minnesota RSA Nos. 1, 2, 3, 4 and 6 and the partners of such licensees became shareholders of Rural Cellular.

                  The issuance of shares by Rural Cellular was broken down into two designations: Class A Common Stock, entitled to ten (10) votes per share, and Class B Common Stock, entitled to one (1) vote per share.

                  Minnesota  Invco  of  RSA  #5,  Inc.   ("Minnesota  5")  is  a
wholly-owned subsidiary of United States Cellular Investment Company ("USCIC"). USCIC is a wholly-owned subsidiary of USCC.

                  On November 15, 1990, USCC acquired the Rural Cellular shares owned by United Telephone Company of Minnesota, a subsidiary of Sprint Corporation. Pursuant to this acquisition, such shares were assigned directly to Minnesota 5.

                  On October 28, 1991, TDS assigned its interest in Rural Cellular to Minnesota 5 pursuant to an RSA Transfer Agreement dated as of November 16, 1990.

                  On January 25, 1994, KMP Telephone Company was merged with and into Mid-State Telephone Company. Mid-State Telephone Company was the surviving corporation in accordance with an Agreement and Plan of Merger dated November 1, 1993.

                  On August 10, 1994, Arvig Acquisition Corporation, a wholly-owned subsidiary of TDS, was merged with and into Arvig Telcom, Inc. pursuant to an Agreement and Plan of Merger dated as of December 14, 1993. Arvig Cellular, Inc., a wholly-owned subsidiary of Arvig Telcom, Inc., owned an aggregate of 33,449 Class A Common Stock and 81,118.33 Class B Common Stock of Rural Cellular.

                  On September 18, 1995, in anticipation of an initial public offering by Rural Cellular, the designation of the Class A and Class B Common Stock was reversed; i.e., Class A Common Stock was re- designated as Class B Common Stock, entitled to one (1) vote per share, and Class B Common Stock was re- designated as Class A Common Stock, entitled to ten (10) votes per share. On November 25, 1995, Rural Cellular declared a 2.1 for 1 stock split of both Class A and Class B Common Stock.

                  On December 8, 1995, Rural Cellular offered its Class A Common Stock for sale to the public. As part of that offering, certain individuals and companies were offered the right to purchase up to 2,000 shares each. Mid-State Telephone Company, Minnesota 5 and Arvig Cellular, Inc. all participated in this direct sale.

                  On December 17, 1997, USCC transferred its 30% interest in Hancock Cellular Telephone Company to United States Cellular Investment Company pursuant to the terms of an Assignment and Assumption Agreement of the same date.

Schedule 13G
Issuer: Rural Cellular Corporation
Page 19 of 19


                  The following sets forth the total number of Rural Cellular shares beneficially owned as of the date of this report.


                 Name of Company                         Class A      Class B
                 ---------------                       Common Stock Common Stock
                                                       ------------ ------------
Arvig Cellular, Inc.                                      172,348      70,243
Mid-State Telephone Company                                74,746      31,177
Minnesota Invco of RSA #5, Inc.                           339,705      31,177
Hancock Cellular Telephone Company, Inc.                   85,000       4,801
                                                          -------     -------
                                          Total:          671,799     137,398
                                                          =======     =======